March 11, 2025 Via EDGAR
Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020-1001
United States of America

T: +1 212 506 2500
F: +1 212 262 1910

mayerbrown.com

Anna T. Pinedo
T: +1 212 506 2275
F: +1 212 849 5767
APinedo@mayerbrown.com

Securities and Exchange Commission Division of Corporation Finance Office of Mergers and Acquisitions 100 F Street NE Washington, DC 20549 Attention: Blake Grady and Nicholas Panos
Re: InMode Ltd. Schedule 13D filed January 16, 2025 by Moshe Mizrahy File No. 005-91402
Dear Mr. Grady and Mr. Panos:

On behalf of our client, InMode Ltd. (the “Company”), we set forth below the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in your letter, dated March 6, 2025 (the “Comment Letter”), regarding the Schedule 13D filed on January 16, 2025 by Moshe Mizrahy (the “Schedule 13D”).

For ease of reference, the Staff’s comment has been repeated below in bold type, followed by the Company’s response.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England & Wales), Mayer Brown Hong Kong LLP (a Hong Kong limited liability partnership which operates in temporary association with Hong Kong partnership Johnson Stokes & Master)
and Tauil & Chequer Advogados (a Brazilian law partnership).

Securities and Exchange Commission Blake Grady and Nicholas Panos
March 11, 2025 Page 2

Schedule 13D Filed January 16, 2025

1.
We note that the event reported as requiring the filing of the Schedule 13D was December 31, 2024.  Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired.  Based on the December 31, 2024 event date, the Schedule 13D submitted on January 16, 2025 was not timely filed.  Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

The Schedule 13D filing requirement was not triggered by an acquisition of shares by Moshe Mizrahy.  At the time of Mr. Mizrahy’s last purchase of shares, his ownership percentage of the Company’s outstanding shares remained below 5%.  Instead, the filling requirement was triggered by a reduction of the Company’s outstanding shares as a consequence of its publicly announced share repurchase program.  The Company repurchased approximately 7.7 million shares in the period from September 11, 2024 through December 31, 2024.  Mr. Mizrahy’s ownership percentage did not cross the 5% threshold until December 2024.  Mr. Mizrahy was not made aware of his precise ownership percentage until the Company’s transfer agent provided its monthly ownership report to the Company’s management in January 2025.  Mr. Mizrahy thereafter promptly filed the required Schedule 13D.

2.
The cover page of the above-captioned Schedule 13D indicates that December 31, 2024 was the date of the event that required this filing to have been made.  Please advise us how this date was determined.

The date of the beneficial ownership report provided by the Company’s transfer agent was December 31, 2024.  This was the first monthly report received by the Company that reflected a more than 5% ownership interest for Mr. Mizrahy.

3.
We note the disclosure in Item 3 that “[t]he Reporting Person acquired 1,524,196 Shares [ ] in multiple open market transactions [ ] as further disclosed in Item 5(c) of this Schedule 13D, which is incorporated by reference . . ..”  Under Item 5(c), however, the disclosure states “[n]one.”  Please revise or advise.  If the Schedule 13D is amended to include the required information, please be advised that Item 5(c) requires a description of “any transactions in the class of securities reported on that were effected during the past sixty days.”  The associated Instruction requires that description to include, at a minimum, the following: “(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.”

The referenced acquisition of shares by Mr. Mizrahy did not occur within the 60-day period preceding the date of the Schedule 13D filing.

************************

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned, Anna T. Pinedo, at (212) 506-2275.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo

cc:      Moshe Mizrahy, Chief Executive Officer, InMode Ltd.
Brian Hirshberg, Esq., Mayer Brown LLP